SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 8)*

                            PARKWAY PROPERTIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    70159Q104
                                 (CUSIP Number)

                            Mr. James E. Quigley 3rd
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 16, 2006
             (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)
--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  70159Q104              Schedule 13D               Page 2 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                             878,499  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             878,499 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.82% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                             OO
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 3 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             Delaware
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER:
                                             -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                             878,499  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             878,499 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.82% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                             OO

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 4 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             United States of America
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             19,334  (See Item 5)
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER:
                                             19,334  (See Item 5)
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                             878,499  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             897,833 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.94% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                             IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 5 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             United States of America

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER:
                                             -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                    878,499  (See Item 5)

------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             878,499 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.82% (See Item 5)
------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON **:
                                             IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 6 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                    / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             United States of America
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER:
                                             -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                             878,499  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             878,499 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.82% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                             IN
------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D              Page 7 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: Sal Focella
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             United States of America
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER:
                                             -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                             878,499  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             878,499 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.82% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                             IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 8 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON: John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                             WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                             United States of America
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                             -0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER:
                                             878,499  (See Item 5)
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER:
                                             -0-
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                             878,499  (See Item 5)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                             878,499 (See Item 5)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                             5.82% (See Item 5)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                             IN

------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70159Q104              Schedule 13D               Page 9 of 13 Pages


          This Amendment No. 8 (this "Amendment") amends the statement on
Schedule 13D filed by Five Arrows Realty Securities III L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors III L.L.C., ("Rothschild"), a Delaware limited liability company and the sole managing member of Five Arrows, on June 29, 2001, and as amended by Amendment No. 1 on July 3, 2001, Amendment No. 2 on November 20, 2003 (pursuant to which Matthew W. Kaplan, D. Pike Aloian, James E. Quigley 3rd, Paul H. Jenssen, and John D. McGurk, managers of Rothschild, were added as reporting persons), Amendment No. 3 on March 26, 2004, Amendment No. 4 on November 15, 2004, Amendment No. 5 on December 3, 2004, Amendment No. 6 on December 9, 2004 and Amendment No. 7 on December 17, 2004 (as amended, the "Schedule 13D"), with respect to the Common Stock, par value $.001 per share, of Parkway Properties, Inc., a Maryland real estate investment trust (the "Issuer"), whose principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39225-4647. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D.

          Paul H. Jenssen has ceased to be a manager of Rothschild and Sal Focella has been elected a manager of Rothschild. Consequently, pursuant to this Amendment, Paul H. Jenssen is no longer a reporting person under the Schedule 13D and Sal Focella has been added as a reporting person under the Schedule 13D.

          For purposes of this Schedule 13D, Five Arrows, Rothschild and Messrs. Kaplan, Aloian, Quigley, Focella and McGurk are collectively referred to herein as the "Reporting Persons."

Item 2.  Identity and Background

          Item 2 is amended and restated in its entirety to read as set forth below:

          Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of
(i) Five Arrows Realty Securities III L.L.C. ("Five Arrows"), (ii) Rothschild Realty Investors III L.L.C. ("Rothschild"), and (iii) Matthew W. Kaplan, D. Pike Aloian, James E. Quigley 3rd, Sal Focella, and John D. McGurk (collectively, the "Reporting Individuals"; and together with Five Arrows and Rothschild, the "Reporting Persons").

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group is attached hereto as Exhibit (1).

         Five Arrows and Rothschild are Delaware limited liability companies. The principal business of Five Arrows is that of a private investment limited liability company, and the principal business of Rothschild is that of acting as the sole managing member of Five Arrows. The principal business and principal office addresses of each of Five Arrows and Rothschild are 1251 Avenue of the Americas, New York, New York 10020.

          Each Reporting Individual is a citizen of the United States. The business address of each Reporting Individual is 1251 Avenue of the Americas, New York, New York 10020. The present principal occupation of each Reporting Individual is that of acting as a manager of Rothschild.

          No Reporting Person, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety to read as set forth below.

          (a) As of the close of the business day on August 16, 2006, (i) Five Arrows Realty Securities III L.L.C. ("Five Arrows") may be deemed to beneficially own 878,499 shares of Common Stock, par value $.001, of the Issuer (the "Common Stock"), (x) consisting of (a) 803,499 shares of Common Stock (which amount is subject to adjustment from time to time) issuable upon the exercise of 803,499 shares of Series B Cumulative Convertible Preferred Stock of the Issuer held by Five Arrows and (b) 75,000 shares of Common Stock purchasable at any time or from time to time upon the exercise of a seven-year warrant held by Five Arrows and (y) representing approximately 5.82% of the outstanding shares of Common Stock (based upon 14,216,515 shares of Common Stock stated to be outstanding as of August 1, 2006, as reported by the Issuer in its report on Form 10-Q for its quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 1, 2006 (the "Outstanding Share Information"), and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (x) above); (ii) Rothschild Realty Investors III L.L.C., ("Rothschild"), which is the sole managing member of Five Arrows, may be deemed to beneficially own 878,499 shares of Common Stock, (x) consisting of the shares of Common Stock referred to in clause (i) (x) above, and (y) representing approximately 5.82% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (i) (x) above); (iii) each of D. Pike Aloian, James E. Quigley 3rd, Sal Focella, and John D. McGurk, who are managers of Rothschild, may be deemed to beneficially own 878,499 shares of Common Stock, (x) consisting of the shares of Common Stock referred to in clause (i)(x) above, and (y) representing approximately 5.82% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities and warrants referred to in clause (i)(x) above); and (iv) Matthew W. Kaplan, who is a manager of Rothschild and a director of the Issuer, may be deemed to beneficially own 897,833 shares of Common Stock, (x) consisting of (1) the shares of Common Stock referred to in clause (i)(x) above, (2) 2,534 shares of Common Stock held by him, (3) 16,300 shares of Common Stock issuable upon the exercise of options granted to him by the Issuer, and (4) 500 shares of Common Stock granted to him by the Issuer as an annual retainer share award pursuant to the Issuer's 2001 Non-Employee Directors Equity Compensation Plan, and (y) representing approximately 5.94% of the outstanding shares of Common Stock (based upon the Outstanding Share Information and assuming the conversion or exercise of the convertible securities, warrants, and options referred to or described in clause (x) above).

CUSIP No.  70159Q104              Schedule 13D             Page 10 of 13 Pages


          (b) Five Arrows, Rothschild, Matthew W. Kaplan, D. Pike Aloian, James
E. Quigley 3rd, Sal Focella, and John D. McGurk may be deemed to have shared power to vote, and shared power to direct the disposition of, 878,499 shares of Common Stock. In addition, Matthew W. Kaplan may be deemed to have the sole power to vote, and the sole power to direct the disposition of, an additional 19,334 shares of Common Stock.

          (c) The following table sets forth all transactions with respect to shares of Common Stock effected by the Reporting Persons since the most recent filing of a statement on Schedule 13D, or amendment thereto, by the Reporting Persons, with respect to shares of Common Stock. The table excludes commissions paid. All of the percentages set forth below are based on the Outstanding Share Information and assume the conversion or exercise of the convertible securities and warrants held by the selling person reported in Item 5(a) above.

          On December 17, 2004, Five Arrows, in open market sales, sold 12,600 shares of Common Stock (representing >.08% of the shares of Common Stock outstanding) at an average per share price of $49.8334 for a total of $627,900.84.

          On August 3, 2006, Five Arrows, in open market sales, sold 30,300 shares of Common Stock (representing >.20% of the shares of Common Stock outstanding) at an average per share price of $46.7040 for a total of $1,415,131.20.

          On August 4, 2006, Five Arrows, in open market sales, sold 38,100 shares of Common Stock (representing >.25% of the shares of Common Stock outstanding) at an average per share price of $47.0831 for a total of $1,793,866.11.

          On August 7, 2006, Five Arrows, in open market sales, sold 17,600 shares of Common Stock (representing >.11% of the shares of Common Stock outstanding) at an average per share price of $47.4537 for a total of $835,185.12.

          On August 8, 2006, Five Arrows, in open market sales, sold 5,900 shares of Common Stock (representing >.03% of the shares of Common Stock outstanding) at an average per share price of $47.5939 for a total of $280,804.01.

          On August 9, 2006, Five Arrows, in open market sales, sold 13,000 shares of Common Stock (representing >.08% of the shares of Common Stock outstanding) at an average per share price of $47.1444 for a total of $612,877.20.

          On August 10, 2006, Five Arrows, in open market sales, sold 7,800 shares of Common Stock (representing >.05% of the shares of Common Stock outstanding) at an average per share price of $47.0458 for a total of $366,957.24.

          On August 14, 2006, Five Arrows, in open market sales, sold 10,500 shares of Common Stock (representing >.06% of the shares of Common Stock outstanding) at an average per share price of $47.1166 for a total of $494,724.30.

          On August 15, 2006, Five Arrows, in open market sales, sold 72,600 shares of Common Stock (representing >.48% of the shares of Common Stock outstanding) at an average per share price of $46.9196 for a total of $3,406,362.96.

          On August 16, 2006, Five Arrows, in open market sales, sold 27,200 shares of Common Stock (representing >.18% of the shares of Common Stock outstanding) at an average per share price of $47.1050 for a total of $1,281,256.00.

CUSIP No.  70159Q104              Schedule 13D             Page 11 of 13 Pages


ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                  Description

(1)                             Joint Filing Agreement dated August 18, 2006.

CUSIP No.  70159Q104              Schedule 13D              Page 12 of 13 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2006


                                       FIVE ARROWS REALTY SECURITIES III L.L.C.


                                       By:  /s/ James E. Quigley 3rd
                                            ------------------------------------
                                            James E. Quigley 3rd
                                            Manager


                                       ROTHSCHILD REALTY INVESTORS III L.L.C.

                                       By:  /s/ John D. McGurk
                                            ------------------------------------
                                            John D. McGurk
                                            Manager


                                       /s/ Matthew W. Kaplan
                                       -----------------------------------------
                                       MATTHEW W. KAPLAN


                                       /s/ D. Pike Aloian
                                       -----------------------------------------
                                       D. PIKE ALOIAN


                                       /s/ James E. Quigley 3rd
                                       -----------------------------------------
                                       JAMES E. QUIGLEY 3RD


                                       /s/ Sal Focella
                                       -----------------------------------------
                                       SAL FOCELLA


                                       /s/ John D. McGurk
                                       -----------------------------------------
                                       JOHN D. MCGURK

CUSIP No.  70159Q104              Schedule 13D             Page 13 of 13 Pages


EXHIBIT (1)

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13D-1(k)(1)

     The undersigned acknowledge and agree that (i) the foregoing Amendment No. 8 to the statement on Schedule 13D, as heretofore amended, with respect to Parkway Properties, Inc., as referred to therein, is filed on behalf of all of the undersigned, (ii) all subsequent amendments to such statement, as amended from time to time, shall be filed on behalf of all of the undersigned without the necessity of any of the undersigned making individual filings, (iii) each of the undersigned shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person or entity contained therein (provided, that none of the undersigned shall be responsible for the completeness or accuracy of the information concerning any of the other persons or entities making the filing, unless such person or entity knows or has reason to believe that such information is inaccurate), and (iv) this joint filing agreement shall be included as an exhibit to the foregoing Amendment No. 8.

     Dated: August 18, 2006

                                       FIVE ARROWS REALTY SECURITIES III L.L.C.


                                       By:  /s/ James E. Quigley 3rd
                                            ------------------------------------
                                            James E. Quigley 3rd
                                            Manager


                                       ROTHSCHILD REALTY INVESTORS III L.L.C.


                                       By:  /s/ John D. McGurk
                                            ------------------------------------
                                            John D. McGurk
                                            Manager


                                       /s/ Matthew W. Kaplan
                                       -----------------------------------------
                                       MATTHEW W. KAPLAN


                                       /s/ D. Pike Aloian
                                       -----------------------------------------
                                       D. PIKE ALOIAN


                                       /s/ James E. Quigley 3rd
                                       -----------------------------------------
                                       JAMES E. QUIGLEY 3RD


                                       /s/ Sal Focella
                                       -----------------------------------------
                                       SAL FOCELLA


                                       /s/ John D. McGurk
                                       -----------------------------------------
                                       JOHN D. MCGURK